Exhibit 11A

                    GATX CORPORATION AND SUBSIDIARIES

           COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
                      AND COMMON STOCK EQUIVALENTS

                  In Millions, Except Per Share Amounts

                                            Three Months Ended    Nine Months Ended
                                               September 30         September 30
                                             1995       1994      1995      1994
                                            ------     ------     -----     ----
Average number of shares of
  Common Stock outstanding                    20.1     19.9       20.0      19.8

Shares issuable upon assumed exercise
  of stock options, reduced by the number
  of shares which could have been
  purchased with the proceeds from
  exercise of such options                      .4       .3         .3        .3
                                            ------    -----     ------    ------
Total                                         20.5     20.2       20.3      20.1
                                            ======    ======     =====    ======


Net income                                  $ 26.5   $ 25.3     $ 62.1    $ 66.4

Deduct - Dividends paid and accrued on
  Preferred Stock                              3.3      3.3        9.9      10.0
                                             ------   ------     -----    ------
Net income, as adjusted                     $ 23.2   $ 22.0     $ 72.2    $ 56.4
                                            ======   ======     =====     ======

Net income per share                        $ 1.13   $ 1.09     $ 3.55    $ 2.80
                                            ======   ======     =====     ======
